Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

[•], 2015

VIA HAND DELIVERY AND EDGAR

Ms. Susan Block

Attorney-Advisor
Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Gannett SpinCo, Inc.
Registration Statement on Form 10-12B
Filed March 12, 2015
File No.  001-36874

Dear Ms. Block:

On behalf of our client, Gannett SpinCo, Inc. (the “Company,” “we” or “our”), a Delaware corporation, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 8, 2015, with respect to the Company’s Registration Statement on Form 10 (File No. 001-36874) (the “Registration Statement”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on March 12, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Gannett SpinCo, Inc. Form 10-12B

Item 15. Financial Statements and Exhibits, page ii

1.                                      Please revise the exhibit index to indicate that you will file the affiliation agreements with Cars.com and CareerBuilder as material contracts or advise.  Please also file the credit facility agreement you anticipate entering into, if entered into prior to effectiveness of the Form 10, or advise.  Please also file the Icahn Agreement as an exhibit to this filing or advise.  We further note that you intend to file several exhibits in a subsequent amendment to the registration statement.  Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Response:

The Company acknowledges the Staff’s comment with respect to the affiliation agreements with Cars.com and CareerBuilder. The Company respectfully submits that these affiliation agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In making this determination, the Company considered the terms of such affiliation agreements and their respective impact on the Company’s business, and does not believe that such affiliation agreements are (individually or together) material (in amount or significance or otherwise) to the Company. Specifically, each affiliate agreement represented only approximately 2% of SpinCo’s operating revenue for the 2014 fiscal year.

The Company acknowledges the Staff’s comment with respect to the credit facility agreement. The Company has not yet entered into or finalized the terms of the credit facility agreement.  The Company will include such agreement in a subsequent amendment to the Registration Statement as and if it becomes available.

In response to the Staff’s comment with respect to the Icahn Agreement, the Registration Statement has been revised to include the Icahn Agreement as an exhibit.

The Company acknowledges the Staff’s comment with respect to any other required exhibits and intends to file all other required exhibits sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review. The Company acknowledges the Staff’s comment that it may have further comments after reviewing the new exhibits and/or disclosure.

Exhibit 99.1

General

2.                                      We note that the information statement contains a large number of blanks and references that certain information will be provided by amendment. Please fill in these blanks with your next amendment and include the missing information or advise and tell us when you intend to do so. Examples of sections that appear to be missing information include the sections “Management” at page 90, “Compensation Discussion and Analysis” at page 96, “Executive Compensation” at page 97, and “Security Ownership” at page 111. We may have comments after reviewing your response and these disclosures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Information Statement has been revised to provide most of the referenced missing information and that information not currently provided in the Information Statement will be provided in a subsequent amendment once finalized. The Company acknowledges the Staff’s comment that it may have further comments after reviewing the new disclosure.

Information Statement

Information Statement Summary, page 10

3.                                      We note from the Selected Historical Combined Financial Data of SpinCo section on page 47 that SpinCo has experienced declining advertising revenue and net income over the last five years. Please revise this section to discuss these financial trends and briefly discuss the primary drivers of these financial results.

Response:  In response to the Staff’s comment, the Information Statement has been revised on pages 11 and 54.

Risk Factors, page 22

Changes in economic conditions are expected to continue to affect advertising demand, page 22

4.                                      We note that your advertising revenue has declined from $2.475 billion in 2010 to $1.84 billion in 2014. Please revise to disclose this financial trend and quantify the change in advertising revenue so that investors can appreciate the discussed risk.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 22.

Increasing popularity of digital media, page 22

5.                                      We note your disclosure that SpinCo’s digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. Please revise to quantify, to the extent practicable, the decline in print advertising revenue due to the shift to digital consumption so that investors can appreciate the discussed risk.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is unable to quantify this decline as there are multiple factors beyond the shift to digital consumption that contribute to the decline in advertising revenues which include, but are not limited to, regional and national economic factors, discretionary spending available to advertisers in the markets SpinCo serves, advertiser perceptions of economic trends and uncertainties, competition from other sources and circulation volumes. We are not able to isolate any single factor for purposes of quantification of its effect due to the interrelationship among all of the factors.

Newsprint prices may continue to be volatile, page 24

6.                                      We note your disclosure that newsprint is one of SpinCo’s largest expenses and that newsprint prices have historically been volatile. Please revise to discuss and quantify whether newsprint prices are high or low in comparison to historical prices so that investors can appreciate the discussed risk.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 24.

Unaudited Pro Forma Combined Financial Statements, page 48

7.                                      We note you are in the process of identifying the persons who will be your executive officers following the separation other than Mr. Dickey who is to serve as President and CEO. Please describe any compensation arrangements associated with your executives that materially impact your operating expenses and include the associated pro forma adjustment as appropriate.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will quantify the effects of the impact of the Company’s compensation arrangements to operating expenses within our “Unaudited Pro Forma Combined Financial Statements,” if appropriate within the context of Regulation S-X Article 11-02(b)(6), in a subsequent amendment.

Management’s Discussion and Analysis of Financial Condition, page 69

8.                                      Please clarify the meaning of the terms “secular headwinds” and “secular pressures” disclosed on pages 70, 76 and 79.

Response:  In response to the Staff’s comment, the Information Statement has been revised on pages 72, 78 and 81.

Results of Operations, page 75

9.                                      Please quantify the effect of pricing and volume on circulation revenues as disclosed on pages 77 and 80. Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases and Item 303(a)(3)(iii) of Regulation S-K for guidance.

Response:  In response to the Staff’s comment the Information Statement has been revised on pages 79, 82 and 83.

10.                               Please quantify in terms of dollars the change in digital revenues disclosed on page 76 so that investors may better understand the relative impact of this source of revenue, which based upon your disclosures appears to be an item of focus for you.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 78.

Fiscal 2014 versus Fiscal 2013, page 76

Advertising Revenue, page 76

11.                               We note your disclosure in the second risk factor on page 22 that SpinCo’s digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. Please revise this section to discuss and quantify this apparent known trend so that investors can better understand your results of operation and specifically how changes in print advertising revenue and digital advertising revenue are affecting such results. For example, quantifying print and digital advertising revenue, respectively, for each year presented would enable investors to understand the relative magnitude and impact of each in assessing this trend.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 78.

Liquidity and capital resources, page 87

12.                               Please identify and quantify the specific working capital items that materially impacted your net cash flow from operating activities for each period for which cited. Your discussion should address the drivers underlying each factor cited and why/how such directly impacted operating cash. Also, please note that reference to net income, which contains accrued and noncash items, may not provide a sufficient basis for an investor to fully understand comparative changes in net operating cash flows (i.e., the underlying operating items that directly affected cash and how cash was so affected). Please revise your analysis accordingly. For further guidance, refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 89.

Exclusive Forum, page 116

13.                               Please tell us what consideration you have given to including risk factor disclosure about the potential impact of the exclusive forum provision you disclose you plan to include in your amended and restated certificate of incorporation.

Response:  In response to the Staff’s comment, the Information Statement has been revised on pages 34 and 35.

*                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Victor Goldfeld
Victor Goldfeld

Enclosures

cc:                                Robert J. Dickey, President and Chief Executive Officer, Gannett SpinCo, Inc.

Todd A. Mayman, Senior Vice President, General Counsel and Secretary, Gannett Co., Inc.

Igor Kirman, Wachtell, Lipton, Rosen & Katz